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[CAMPBELL RESOURCES INC. LOGO]

                                  PRESS RELEASE
                              For immediate release

                    CAMPBELL RESOURCES AND STRATECO RESOURCES
                           ENTER INTO OPTION AGREEMENT

MONTREAL, OCTOBER 15, 2002 : CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF) ("Campbell") is pleased to announce that on October 8, 2002, Strateco Resources Inc. ("Strateco") signed a final agreement with GeoNova Explorations Inc., under which Strateco has the option to acquire a 50% interest in the Discovery gold project (see press release date June 4, 2002). The agreement was subject to a due diligence study, which was completed for Strateco to its satisfaction by the Toronto engineering firm of Steffen Robertson and Kirsten (Canada) Inc. ("SRK"). SRK also conducted a regional structural study and a structural study of the Discovery zone for Strateco.

The agreement provides for Strateco to acquire its 50% interest in the Discovery project by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing 600,000 common shares of Strateco with 300,000 issued upon signature. Each share will be accompanied by half a warrant valid for a period of 24 months. One warrant enables its holder to acquire one share of Strateco at a 20% premium over the average weighted price on the TSX Venture Exchange over the ten days preceding the date of issuance.

In December 1997, GeoNova Explorations Inc. calculated the geological resources of the Discovery zone at 2,120,520 tonnes grading 5.11 g/t Au over an average horizontal thickness of 6.85 metres, including 1,250,595 tonnes grading 6.85 g/t Au over an average horizontal thickness of 3.41 metres. The calculation was done using the polygon method on a vertical longitudinal section and was checked and approved by Geologica in October 1999. The potential for increasing the resources appears excellent, particularly to the east, where shear zones extend over at least two kilometres. Drill intersections of up to 14.31 g/t Au over
3.49 metres were obtained.

Strateco has advised Campbell that it will begin a program of about 2,000 metres of drilling around October 20, 2002, which will be followed in January 2003 by a program of about 10,000 metres of drilling. This program is aimed at testing the known gold-bearing zones at depth and laterally in order to increase the resource.


FOR MORE INFORMATION, CONTACT:

CAMPBELL RESOURCES INC.
Andre Fortier, President and Chief Executive Officer
Alain Blais, VP, Geology and Development
Telephone: (514) 875-9033 / (514) 875-9037
Email: afortier@campbellresources.com        Website: www.campbellresources.com

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.